SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                 BROADWING INC.
                                 --------------
                                (Name of issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    171870108
                                    ---------
                                 (CUSIP Number)



                               Donald J. Wuebbling
                                  400 Broadway
                             Cincinnati, Ohio 45202
                                 (513) 629-1469
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2001
                                ----------------
                      (Date of Event which Requires filing
                               of this Statement)


If the filing person has previously filed a statement on Scheduled 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------------                              -------------------------
CUSIP No. 171870108                   13D                     Page 2 of 11 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WASLIC COMPANY II (Waslic)
         IRS Employer Identification No. 52-1549279
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Sale of shares; not applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                               [    ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Waslic is a Delaware corporation
--------------------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER

           SHARES                          Waslic - 4,765,678. See item 5.

                                    --------------------------------------------
        BENEFICIALLY                8      SHARED VOTING POWER

          OWNED BY                         None

                                    --------------------------------------------
           EACH                     9      SOLE DISPOSITIVE POWER

         REPORTING                         Waslic - 4,765,678. See item 5.

                                    --------------------------------------------
          PERSON                    10     SHARED DISPOSITIVE POWER

           WITH                            None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,018,202 (as a group)
--------------------------------------------------------------------------------
12       CHECK BOX IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [    ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.25%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

-------------------------
CUSIP No. 171870108                   13D                     Page 3 of 11 Pages
-------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern)
         IRS Employer Identification No. 31-0487145
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Sale of shares; not applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Western-Southern is an Ohio stock life insurance corporation
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER

          SHARES                           Western-Southern 1,895,709.
                                           See item 5.
--------------------------------------------------------------------------------
         BENEFICIALLY               8      SHARED VOTING POWER

           OWNED BY                        None
--------------------------------------------------------------------------------
           EACH                     9      SOLE DISPOSITIVE POWER

         REPORTING                         Western-Southern 1,895,709.
                                           See item 5.
--------------------------------------------------------------------------------
          PERSON                    10     SHARED DISPOSITIVE POWER

           WITH                            None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,018,202 (as a group)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [    ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.25%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IC
--------------------------------------------------------------------------------

-------------------------
CUSIP No. 171870108                   13D                     Page 4 of 11 Pages

-------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         COLUMBUS  LIFE   INSURANCE   COMPANY   (Columbus   Life)  IRS  Employer
         Identification No. 31-11911427
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Sale of shares; not applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Columbus Life is an Ohio corporation
--------------------------------------------------------------------------------
         NUMBER OF                  7      SOLE VOTING POWER

          SHARES                           Columbus Life, 69,300. See item 5.

--------------------------------------------------------------------------------
         BENEFICIALLY               8      SHARED VOTING POWER

          OWNED BY                         None

--------------------------------------------------------------------------------
            EACH                    9      SOLE DISPOSITIVE POWER

         REPORTING                         Columbus Life, 69,300. See item 5.

--------------------------------------------------------------------------------
            PERSON                  10     SHARED DISPOSITIVE POWER

               WITH                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,018,202 (as a group)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [    ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.25%
--------------------------------------------------------------------------------
11       TYPE OF REPORTING PERSON*

         IC
--------------------------------------------------------------------------------

Item 1     Security and Issuer                            Page 5 of 11 Pages
------     -------------------

     Item 1 is supplemented and amended to read in its entirety as follows:

     This  Amendment No. 6 amends and  supplements  Western-Southern's  original
Schedule 13D filed on January 22, 1988, as amended, and relates to the common shares with a par value of $1.00 (the "Broadwing Common Stock") of Broadwing, Inc., an Ohio corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 201 East Fourth Street, Cincinnati, Ohio 45201.

Item 2     Identity and Background
------     -----------------------

     Item 2 is supplemented and amended to read in its entirety as follows

     (a),  (b) and (c)
          This statement is being filed by Waslic Company II, a Delaware corporation, ("Waslic"), with principal business and offices at 802 West Street, Wilmington, Delaware 19801, The Western and Southern Life Insurance Company, an Ohio stock life insurance company ("Western-Southern"), with principal business and offices located at 400 Broadway, Cincinnati, Ohio 45202 and Columbus Life Insurance Company, an Ohio corporation ("Columbus Life"), with principal business and offices located at 400 East Fourth Street, Cincinnati, Ohio 45201-5737. Waslic is a wholly owned investment subsidiary of Western-Southern. Western-Southern operates as a life insurance company and is licensed as such in 43 states and the District of Columbia. Funds to make new investments are obtained from revenues. Columbus Life is a wholly owned subsidiary of Western-Southern and operates as a life insurance company and is licensed in 44 states and the District of Columbia. Any further references to Western-Southern in this Schedule 13D will include Waslic unless the context indicates otherwise.

          A list of the names, including business addresses and present principal occupation of the directors and executive officers of Waslic, Western-Southern and Columbus Life is attached hereto as Schedule A.

     (d) During the last five years neither Waslic, Western-Southern, nor Columbus Life, and to the best knowledge of Waslic, Western-Southern and Columbus Life none of the persons whose names are set forth in Schedule A, were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years neither Waslic, Western-Southern, nor Columbus Life were, and to the best knowledge of Waslic, Western-Southern and Columbus Life none of the persons whose names are set forth in Schedule A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) To the best knowledge of Waslic, Western-Southern and Columbus Life all persons whose names are set forth in Schedule A are citizens of the United States of America.

Item 3     Source and Amount of Funds or Other Consideration
------     -------------------------------------------------

         Item 3 is supplemented as follows:

                  Not applicable; sale of shares.

Item 4     Purpose of Transaction
------     ----------------------

     Item 4 is supplemented as follows:

     On February 1, 2001, Waslic transferred 6,666,000 shares of Broadwing Common Stock to holders of Waslic's 6 1/4% debt exchangeable for common stock
(DECS) in settlement of such debt.

                                                                    Page 6 of 11
Pages

Item 5     Interest in Securities of the Issuer
------     ------------------------------------

     Item 5 is supplemented and amended to read in its entirety as follows

     (a) Waslic, Western-Southern and Columbus Life beneficially own in the aggregate 7,018,202 shares of Broadwing Common Stock. This position represents 3.25% of all of the Broadwing Common Stock outstanding.

     (b) Western-Southern has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of an aggregate of 7,018,202 shares of Broadwing Common Stock, consisting of 1,895,709 shares beneficially owned by Western-Southern (which includes 279,009 shares of Broadwing Common Stock held on behalf of third parties by Fort Washington Investment Advisors, Inc., an affiliated investment adviser that provides services to Western-Southern, Western-Southern Fund and certain other affiliated companies as well as third party institutional and individual clients), 4,765,678 shares beneficially owned by Waslic; 69,300 shares beneficially owned by Columbus Life; 2,200 shares beneficially held by Western-Southern's Voluntary Employees Benefit Association, and 285,714 shares held by Western-Southern Enterprise Fund Inc. ("Western-Southern Fund"), which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational and scientific purposes, including, the making of distribution to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

     (c) No shares of Broadwing Common Stock have been purchased or otherwise acquired by Western-Southern during the past 60 days, other than as described herein, and the purchase of 43,000 shares of Broadwing Common Stock in January 2001 and the sale of 31,200 shares of Broadwing Common Stock in January 2001.

     (d) Not applicable.

     (e) Western-Southern, Waslic and Columbus Life ceased to beneficially own in the aggregate 5% or more of the outstanding Broadwing Common Stock on February 1, 2001.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------     ---------------------------------------------------------------------

     Item 6 is supplemented and amended to read in its entirety as follows:

     Waslic, Western-Southern and Columbus Life have no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7      Material to be Filed as Exhibits
------      --------------------------------

     Item 7 is supplemented and amended to read in its entirety as follows:

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to the acquisition of control of the Issuer, liquidation, sale of assets, merger or any change in business or corporate structure or any other matter as disclosed in Item 6.

                                                              Page 7 of 11 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 6, 2000.

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY


-------------------------------------
William F. Ledwin, Senior Vice President and Chief Investment Officer



WASLIC COMPANY II


------------------------------------
Daniel F. Lindley,  President and Secretary


COLUMBUS LIFE INSURANCE COMPANY


-------------------------------------
William F. Ledwin, Vice President and
Chief Investment Officer

                                                              Page 8 of 11 Pages

                                    Exhibit A

The following table sets forth information concerning the directors of Western-Southern

Name                      Principal Occupation        Business Address

John F. Barrett           President and Chief         *
                          Executive Officer
                          Western-Southern

Donald A. Bliss           Formerly Chief              10892 E. Fanfol Lane
                          Executive Officer,          Scottsdale, Arizona 85259
                          Northwestern Bell and
                          Vice President,
                          U.S. West Communications

James N. Clark            Secretary, Western-Southern *

Dr. Lawrence C. Hawkins   Owner, The LCH Resource     3909 Reading Road
                                                      Cincinnati, Ohio 45229

The Rev. James E. Hoff    President, Xavier           3800 Victory Parkway
                          University                  Cincinnati, Ohio 45207

Dr. J. Harold Kotte       Formerly President,         *
                          Cardiology
                          Associates of Cincinnati

Eugene P. Ruehlmann       Attorney-at-Law, Vorys,     Suite 2100, 221 E.
                          Sater Seymour and Pease     4th Street
                                                      Cincinnati, Ohio 45202

George H. Walker III      Chairman of the Board,      500 N. Broadway
                          Stifel Financial Corp.      St. Louis, Illinois 63102

Thomas L. Williams        President, North American   212 E Third Street,
                          Properties                  Suite 300
                                                      Cincinnati, Ohio 45202

William J. Williams       Chairman of the Board,      *
                          Western-Southern


*Business address is 400 Broadway, Cincinnati, Ohio 45202

                                                              Page 9 of 11 Pages

The following table sets forth information concerning executive officers of Western-Southern

Name                      Principal Occupation                  Business Address

John F. Barrett           President and Chief Executive Officer       *

James N. Clark            Secretary                                   *

Bryan C. Dunn             Senior Vice President and Chief
                          Marketing Officer                           *

Clint D. Gibler           Senior Vice President Technology            *

Noreen J. Hayes           Senior Vice President                       *

Carroll R. Hutchinson     Senior Vice President                       *

William F. Ledwin         Senior Vice President and Chief
                          Investment Officer                          *

Jill T. McGruder          Senior Vice President                       *

J. J. Miller              Senior Vice President                       *

Nora E. Moushey           Senior Vice President and Chief Actuary     *

James M. Teeters          Senior Vice President                       *

Robert L. Walker          Senior Vice President and Chief Financial
                          Officer                                     *

William J. Williams       Chairman of the Board                       *

Donald J. Wuebbling       Senior Vice President and General Counsel   *


*Business address is 400 Broadway, Cincinnati, Ohio 45202

                                                             Page 10 of 11 Pages

The following table sets forth information concerning the directors of Waslic Company II

Name                Principal Occupation             Business Address

Wilson J. C. Braun  President J.P. Morgan Trust      500 Stanton Christiana Road
 , Jr.              Company Of Delaware              Newark, Delaware 19713

William F. Ledwin   Senior Vice President and Chief  400 Broadway
                    Investment Officer,              Cincinnati, Ohio 45202
                    Western-Southern And President
                    of Forth Washington
                    Investment Advisors, Inc.

Daniel F. Lindley   Senior Vice President and Trust  1300 Market Street,
                    Counsel, U.S. Trust              Suite 605
                                                     Wilmington, Delaware 19801

Donald J. Wuebbling Senior Vice President and        400 Broadway
                    General Counsel,                 Cincinnati, Ohio 45202
                    Western-Southern

The following table sets forth information concerning the executive officers of Waslic Company II.

Name                   Principal Occupation              Business Address

Daniel F. Lindley      Senior Vice President         1300  Market Street,
President and          and Trust                     Suite 605
Secretary              Counsel, U.S. Trust           Wilmington, Delaware 19801

Wilson J. C. Braun,    President, J.P. Morgan Trust  500 Stanton-Christiana Road
  Jr.                  Company of Delaware           Newark, Delaware, 19713
Vice President
and Treasurer

Janet Young            Associate, Morgan Guaranty    500 Stanton-Christiana Road
Vice President         Trust Company                 Newark, Delaware 19713
and Assistant
Secretary

Terence Connelly       Associate, Morgan Guaranty    500 Stanton-Christiana Road
Vice President         Trust Company                 Newark, Delaware 19713
and Assistant
Secretary

Patricia Genzel        Accountant, Belfint,          200 West Ninth Street Plaza
Vice Presidentt        Lyons & Shuman                Wilmington, Delaware  19899

Christine P. Schiltz   Attorney, Reed & Smith,       1201 Market Street,
Vice President          L.L.P.                       Suite 1500
                                                     Wilmington, Delaware
                                                     19801-0195

                                                             Page 11 of 11 Pages

The following table sets forth information concerning the directors of Columbus Life

Name                  Principal Occupation            Business Address

Paul H. Amato         Retired President of Columbus   6216 Whileaway
                       Life                           Loveland, Ohio 45140

John F. Barrett       President and Chief Executive   *
                      Officer
                      Western-Southern

James N. Clark        Secretary, Western Southern     *

Lawrence L. Grypp     President and Chief Executive   400 East Fourth Street
                      Officer Columbus Life           Cincinnati, Ohio
                                                      45201-5737

Robert C. Savage      President and Chief Executive   PO Box 8526
                      Officer Savage & Associates     Franklin Park Stations
                                                      Toledo, Ohio 43623

Ralph E. Waldo        Retired President of            3974 Patricia Drive
                      Columbus Life                   Columbus Ohio 43220

William J. Williams   Chairman of the Board,          *
                      Western-Southern

The following table set forth information concerning the executive officers of Columbus Life

Name                  Principal Occupation           Business Address

John F. Barrett       Vice Chairman of the Board,    *
                      Columbus Life

Lawrence L. Grypp     President and Chief            400 East Fourth Street
                      Executive Officer,             Cincinnati, Ohio 45201-5737
                      Columbus Life

William J. Williams   Chairman of the Board,         *
                        Columbus Life


*Business address is 400 Broadway, Cincinnati, Ohio 45202